[LETTERHEAD OF BREYER & ASSOCIATES PC]

October 30, 2009

Via EDGAR

Kathryn McHale, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Anchor Bancorp
Registration Statement on Form S-1
File No. 333-154734

Dear Ms. McHale:

We received your letter of October 26, 2009 in connection with the registration statement on Form S-1 for Anchor Bancorp.  Anchor Bancorp is currently in the process of updating the information contained in the Form S-1 and we anticipate filing the amendment to the registration statement within the next few weeks.

We hope that you will not hesitate to contact us if you have any questions concerning this letter or the related filing.

Sincerely,

/s/John F. Breyer, Jr.

John F. Breyer, Jr.

JFB/ktr

cc:	Allicia Lam, Esq., Division of Corporation Finance, Securities and Exchange Commission
Jerald L. Shaw, President and Chief Executive Officer, Anchor Mutual Savings Bank
Terri L. Degner, Chief Financial Officer, Anchor Mutual Savings Bank